Exhibit 99.1

1 Nasdaq Listed Corporate Presentation brpartnersoficial BR Partners Ba n co de Investi mentos S/A

Wealth Management Capital Markets Investment Banking Capital Support TS&S BR PARTNERS AT A GLANCE Largest Independent Financial Advisory in Brazil 2 Nasdaq Listed

Over time, we have expanded our advisory portfolio to meet the more complex and specific needs of our clients Investment Banking Capital Markets Treasury Sales & Structuring Wealth Management EVOLUTION OF OUR ADVISORY PORTFOLIO Current 2 2 0 0 2 2 0 0 2 2 0 0 1 1 5 5 2 2 0 0 1 1 0 0 ᴣ ᴣ ᴣ ᴣ Corporate M&A ᴣ ᴣ ᴣ ᴣ Strategic Capital Markets ᴣ ᴣ ᴣ Board Services ᴣ ᴣ ᴣ Shareholder Advisory ᴣ ᴣ ᴣ Capital Solutions ᴣ ᴣ Pre - IPO Advisory ᴣ ᴣ Privatizations ᴣ ᴣ ᴣ CRI (MBS) ᴣ ᴣ ᴣ Structured CRI ᴣ ᴣ ᴣ Debentures ᴣ ᴣ ᴣ Credit Notes ᴣ ᴣ ᴣ Structured Funds (FIDC) ᴣ ᴣ REITs ᴣ CRA (ABS) ᴣ FIAGRO ᴣ ᴣ ᴣ Commodities ᴣ ᴣ ᴣ FX ᴣ ᴣ ᴣ Structured Derivatives ᴣ ᴣ ᴣ Issued Guarantees ᴣ ᴣ ᴣ Iliquid Investments ᴣ Wealth advisory 3 Nasdaq Listed

PARTNERSHIP | PILLARS

A — Ownership Culture

BR Partners
insider ownership
55.0%
76.4% of voting capital

- **Stability*:* *38* partners**, averaging **8 years** of firm
- ***Liquidity:*** no access to liquid stocks + book value entry/exit mechanism
- ***Internal Move:*** from VP level and up, top performers are invited to join the partnership
- ***Skin in the Game:*** major of partners' total compensation comes from dividends

B — Comp Mechanisms

Cash
(Issuer Level)

Compensation Policies
- ✓ Cash bonus cap for Directors and MDs
- ✓ Max Comp. Ratio of 30%
- ✓ Comp. Committee
- ✓ 360º evaluation

Compensation Structure
- ✓ Dividends (issuer level)
- ✓ Stock Lending (holding level)

Stocks

C — Talent Retention

Junior Level:
- Competitive Salary
- Dealflow
- Client Exposure
- Solid Internship Program

Mid Level:
- Partnership Aspiration
- Internal Career evolution
- Involvement in senior discussions

Senior Level:
- High Insider Ownership
- Attractive Returns **(Average ROE>22% since IPO)**
- Significant Upside

Number of Partners
(#)


18
21
20
27
35
37
2020
2021
2022
2023
2024
2025

BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed
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PARTNERSHIP CULTURE IN NUMBERS

ORGANIZATIONAL STRUCTURE

(Sep/25)



Dividends
Comp. Structure
Cash Bonus
Dividend Zone
Cash Bonus Zone
MDs 10
Directors 12
Senior Level 21
Mid Level 45
Junior Level 102
Senior Partner Level
Partnership Level
Eligible for the Partnership
Partnership Aspiration
Cultural Fit Development

48% — D & MD Level Promoted Internally

+23 years — Avg. Years of Experience in Financial Markets (D & MD level)

4.4% — Partners Turnover Since 2021

15.6% — Front-Office Turnover Since 2021

BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed

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High Net Margin Comp. Ratio Cap + Cost Discipline ROE > Cost of Equity 2 Top - Line Oriented Cash Generation + Healthy Profitability Partnership Dividends Minority Shareholders 1 3 4 5 PARTNERSHIP | HOW IT WORKS 6 Nasdaq Listed

INVESTMENT BANKING MARKET IN BRAZIL 7 Nasdaq Listed

16% 26% 42% 58% 51% 52% 49% 48% 2005 2010 2015 2020 2024 Local International ABS + MBS + Debentures Volume Evolution (R$ Billion) 706 817 833 2022 2023 2024 Brazilian Companies with Revenue above BRL 1bn 2 Fixed Income Funds 3 Growing addressable Markets M&A Financial Advisors (Volume Analysis 1 ) 84% 74% IB + DCM | Brazilian Market 151 185 121 251 271 237 474 318 2019 15 15 2020 25 34 2021 2022 43 48 7 2023 2024 % Recurring Issuers 4 9M25 9 2018 167 214 17 12 151 309 362 48 43 328 577 381 35 29 61 42 CAGR: 17% CRA CRI Debenture 40% 47% 58% 68% 67% 78% 80% 72% 2.879 3.157 3.439 3.930 4.267 4.612 5.027 5.559 412 430 475 543 606 649 649 645 100 00 5. 2018 2019 2022 2023 2024 Sep/25 2020 2021 AuM (R$ bn) Funds (#) 1 - According to Thonsom Reuters; 2 - According to Valor 1000; 3 - According to dada published by ANBIMA, considering MBS, Debentures and ABS; 4 - Annualized for 9M25. 8 Nasdaq Listed

CRI Market Share 2 (by distribution volumes) M&A 1 (Deal Volume) 2021 2022 2023 2024 11.0% 10.4% 8.2% 10.7% Wealth Management 3 (Wealth under management) 27% 6.5% Independent Advisors Market Share (avg. since 2020) Total Market Share (avg. since 2020) 3.2% 1.1% Market Share 2024 Total Wealth Managers Market Share 2024 Independent Wealth Managers 2024 2023 2022 2021 2020 #6 #2 #4 #2 #1 #5 #7 #12 #13 #1 #9 #6 #7 #5 #2 IB + DCM | BR Partners Market Share in Brazil 9 1 - According to Thomson Reuters. 2 – According to ANBIMA Fixed Income Report. 3 – According to ANBIMA Wealth Management Report. Nasdaq Listed

FINANCIALS 10 Nasdaq Listed

EVOLUTION OF REVENUE DIVERSIFICATION 34.6% Non - Cyclical Business¹ CAGR pre - IPO (2020 - 3Q25 LTM) Revenues Growth (100 basis) +346% +145% +4% 0.9% 19.6% Total Revenues Investment Banking 100 basis 104 446 100 245 0 50 100 200 150 250 350 300 400 450 500 2020 2021 2022 2023 2024 2025 LTM Investment Banking Non - cyclical Total Revenue 11 1 - Non - Cyclical Business Revenue considers DCM + Treasury + Wealth Management + Capital Remuneration Nasdaq Listed Diversification and revenue growth in non - cyclical verticals were key to promote recurrence

2020 2021 2022 2023 2024 9M25 247.8 367.0 413.5 435.8 581.2 400.1 CAGR: 24% 2020 2021 2022 2023 2024 9M25 89.1 138.7 147.1 155.1 193.7 130.5 CAGR: 21% Net Income (BRL Million) 24% 25% 28% 21% 23% 20% 9M25 2024 2023 2022 2021 2020 Compensation Ratio 2 Max Comp. Ratio Policy of 30% FINANCIAL HIGHLIGHTS 38 Total Revenue¹ + Rev./ MD (BRL Million) 53 39 39 45 42 ROAE (%) 2,9% 4,6% 12,6% 13,3% 10,9% 14,2% 29,5% 26,1% 18,7% 19,1% 23,8% 21,6% 2020 2021 2022 2023 2024 9M25 SELIC ROE 12 1 - Total Revenue: IB+CM, TS&S and Wealth Management; 2 – Comp. Ratio = Personnel expenses/total revenue Nasdaq Listed

M&A R$ 4 bn M&A R$ 20 bn M&A R$ 16.5 bn M&A R$ 5.1 bn Fairness Opinion U$ 6.5 bn Privatization Undisclosed M&A Undisclosed Strategic Capital Markets R$ 4.0 bn Fairness Opinion R$ 24.0 bn M&A R$ 2.7 bn M&A R$ 11 bn José Seripieri Filho 2020 2021 2022 2023 2024 9M25 198.3 243.2 245.3 240.7 352.8 219.6 CAGR: 15% Total Revenue (BRL Million) 18.2% Retail 16.5% Energy 14.9% Financial Services 13.2% Oil & Gas 9.1% Health & Pharma 4.1% Agriculture 5.0% Infrastructure 5.8% Industrials 9.9% Real Estate 3.3% Others 10% Privatizations 19% Capital Solutions 23% Corporate M&A 49% Notable Deals +100 Deals 2020 2021 2022 2023 2024 Ranking of M&A by Total Volume 1 st Ranking of M&A by Total Volume 2 nd Best Investment Banking in M&A Finalist in the “Best Capital Markets Investment Bank” category Ranking of M&A by Deal Count Investment Banking Awards Best M&A Investment Banking by Finance & Law Summit Investment Banking of the Year ( South America) M&A 2024 IB + DCM | Investment Banking 2 nd 2025 ADVISORY 13 Nasdaq Listed IB Deals Breakdown (2020 - Sep/25) SECTOR Other

Heated activities in tightening cycles Total Large Companies Judicial Recovery and Bankruptcy approval vs. average SELIC Rate 21 transactions since 2021 INDEPENDENT ADVISORY The only financial institution to provide capital solutions advisory for restructuring in Brazil 23% of total IB deals Independent advice: our focus is exclusively on the client - we are not creditors; we do not have incentives other than those agreed with the client Seniority: team with over 30 years of experience fully committed to each project Differentials Comprehensive solutions: as an investment bank, we have the ability to structure and deliver multi faceted solutions , such as: distressed M&A, Debt renegotiation, judicial recovery and conflicts’ resolution among shareholders Focus on defending the client major interests and needs to sustain the business 553 541 401 308 262 341 363 14% 691 609 10% 7% 6% 3% 5% 13% 13% 11% 2016 2017 2021 2024 2018 2019 2020 Judicial Recovery & Bankruptcy 2022 2023 SELIC rate (%) Main Deals R$ 11 bn R$ 1.5 bn Undisclosed Undisclosed Undisclosed Undisclosed R$ 2.3 bn 2024 Energy Deal of the Year (over $1B) Undisclosed IB + DCM | Capital Solutions 14 Nasdaq Listed

2020 2021 2022 2023 2024 9M25 4.8 4.1 5.8 3.3 10.5 6.8 CAGR: 22% Debt Securities Issued (BRL billion) Institutional investors distribution: +300 clients (FOs, Assets, HNWI) Tax exempted products: MBS, ABS, Infrastructure debentures Active secondary market and liquid instruments Capital Support: Interests alignment with investors and for firm guarantees +200 issuances since 2020 (2020 - Sep/25 issuances by Product) Capital Markets 2020 2021 2022 2024 MBS distribuited in Volume 1 st Finalist in the “Best Capital Markets Investment Bank” category Capital Markets Awards Best for ESG & Notable Capital Markets Activities Best Capital Markets Investment Bank Financial Deepening: Disintermediation disrupting the Brazilian Market IB + DCM | Capital Markets 17.9% Other MBS distribuited in Volume 1 st 2025 Best Investment Bank in DCM 2.4% CRA (ABS) 9.4% Creditory Funds 9.0% Debentures 42.5% CRI (MBS) 18.9% REITs 15 Nasdaq Listed

TREASURY SALES & STRUCTURING

Total Revenue
(BRL Million)



CAGR: 55%
15.4
52.6
62.6
65.1
88.3
69.8
2020
2021
2022
2023
2024
9M25

ALM Products

Flow

- **Derivatives:** NDFs, Swaps and Options
- **FX transactions**: Spot and Forward
- **Local Interest Rate:** Nominal, inflation and volatility
- **Onshore** and **Offshore Trading**

Non-Flow

- **Structured and plain-vanilla swaps:** interest rates, inflation and currencies
- **Guarantees:** Bank Guarantees, BNDES Guarantees, B3 Guarantees

Client Treasury Services

No Proprietary Risk: BR Partners does not have a proprietary trading desk, reinforcing its conservative position and focusing solely on offering differentiated financial solutions to its clients

Client Business: The ALM operated in the company's TS&S area is 100% based on client demand for the service

BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
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WEALTH MANAGEMENT


Total Revenue
(BRL Million)
6.0
12.0
11.2
2023
2024
9M25


Wealth Under Advisory
(BRL billion)
Beginning of the Wealth Management business
0.0
2.7
5.2
5.9
Dec/22
Dec/23
Dec/24
Sep/25


Financial Advisory
Clients
WEALTH
Cross – Selling Opportunities
Clients
IB
DCM
TS&S
Wealth Advisory
Large Corp.
High Executives
Investors
HNW Families
Entrepeneurs

1. Liquidity generation via M&A inflows to Wealth
2. Full-Fledged platform boosts cross-selling: same client ecosystem among the different verticals
3. Independence is key to fuel cross-selling cycle

BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed

1- According to dada published by ANBIMA referring to June/2024 (latest publication).

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2020 2021 2022 2023 2024 9M25 23.5 64.3 132.2 132.8 139.3 99.4 CAGR: 42% Total Revenue (BRL Million) Allocation: Strategic and selective capital allocation Interest alignment: Securities Book 100% from products that we structured and issued Balance - Sheet as a Service Product Warehouse: liquidity for issued fixed - income products Bank as and arm to reinforce DCM positioning and ALM needs 285 667 Dec/20 Dec/21 Dec/22 Dec/23 Dec/24 Sep/25 1,504 2,127 3,136 3,582 1,1x Securities Warehousing (BRL million) Leverage (x) 18 Nasdaq Listed 1,1x Asset Light Financial Institution 3,2x 2,3x 3,8x 3,4x CAPITAL

Stock Performance, Metrics & Peers 19 Nasdaq Listed

0.8 0.9 2.1 4.2 4.3 3.5 4.1 5.5 4.0 3.8 4.1 7.1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Follow - on : Free - float increased to 45% from 24% of total capital Entry on Small Cap (SMLL) and Dividend indexes (IDIV) Listing ADRs + diversification of shareholder’s base Continuous improvement of liquidity , even in a challenging stock market environment Comparison of Average Trading Volume (100 basis) Average Trading Volume¹ – BRBI11 (R$ million) SMLL +65% B3 - 11% +739% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 Total Traded SMLL 1Q25 2Q25 3Q25 4Q25 BRBI11 20 Nasdaq Listed LIQUIDITY BRBI11

R$ 683.5 million Dividend Distribution R$ 406.1 million Capital Raised 2021 2025 YTD 0.81 1.68 2.82 4.83 6.51 Accrued Dividends since IPO and Annualized Dividend Yield (R$ per Unit and %) Since IPO 2022 Accumulated Dividends 2023 Annualized Dividend Yield 2024 Average Selic rate VALUE CREATION THROUGH DIVIDENDS Consistent cash generation enables a robust dividend program 4,6% 12,6% 13,3% 10,9% 14,2% 4,2% 6,5% 8,2% 13,9% 13,9% Dividend to Capital Raised R$ 1,128.6 million Dividend Distribution R$ 506.1 million Capital Raised Average Payout 89.1% 2.2X Since Inception 21 1 - Calculation of the annualized rate, based on the average unit value during the period, considering the dividend payment date. Nasdaq Listed 1.7X

BRBI BR Partners (Listed Vehicle) % Total Shares % # UN % # PN % # ON 55.0% 173,272,941 0.0% - 17.4% 19,964,814 76.4% 153,308,127 Partnership 45.0% 141,714.171 100% 47,238,057 82.6% 94,476,114 23.6% 47,238,057 Free - Float 100% 314,987,112 100% 47,238,057 100% 114,440,928 100% 200,546,184 Total Shareholding Structure Partnership (55,0%) Free - Float (45,0%) 22 Nasdaq Listed SHAREHOLDER’S STRUCTURE The structure below already takes into account the changes in the shareholder structure after the Follow - on

Evolution of Shareholders’ Base (% Free Float) Dec/22 Oct/25 + 50K Individuals investors 21% Local Funds 18% International 61% Individuals 50% Individuals 49% Local Funds 1% International USD 1,664.8 ( 000’) ADTV30 USD 236.6 ( 000’) ADTV10 21.0% ADTV30 3.9% ADTV10 Average Free - Float Traded Average Volume Traded Diversification of the shareholders’ base via Nasdaq and B3 Nasdaq Listed + 22K individuals investors ADRs LISTING 23 2 - Source: Bloomberg data. Until October 28, 2025 Nasdaq Listed

STRONG POSITIONING WITHIN OUR PEER GROUP Investment Banking x x x x x x x x x Capital Markets x x x x x x x x x Treasury Sales & Structuring x x x x Wealth Management x x x x Financial Restructuring x x x x x x x x x Revenues CAGR (%, 2022 - 24) Net Margin (%, 2024) Compensation ratio (%, 2024) Revenue per MD (USD Milion/year 2024) 8.4 17.4 8.6 12.5 7.7 6.0 9.2 6.3 13.5 P/E 26e 9.3x 17.5x 13.0x 22.2x 19.1x 20.6x 14.0x 21.5x 13.5x 18.6% 3.9% 2.2% 20.7% 11.3% - 8.2% 8.5% 3.3% 17.9% 33.3% 14.0% 8.4% 14.8% 12.5% 16.2% 10.2% 14.9% 10.8% 24.8% 66.3% 65.8% 69.0% 69.0% 61.5% 52.0% 62.4% 67.2% 24 Companies’ public available info, Bloomberg consensus & GS Research Nasdaq Listed

Management Committee Ricardo Lacerda Founding Partner and CEO Jairo Loureiro Head IB and Managing Director Danilo Catarucci Head DCM Managing Director Marcelo Costa Head of Treasury Sales and Structuring José Flfivio Ramos CFO Investor Relations Team and Contact Vincius Carmona IRO vinicius.carmona@brpartners.com.br Raul Rabello Associate raul.rabello@brpartners.com.br Victoria Leite Analyst victoria.leite@brpartners.com.br Contact: Email : ri@brpartners.com.br IR website : ri.brpartners.com.br Phone : +55 11 3704 - 1000 Adress : Av. Brigadeiro Faria Lima, 3732 28th floor, São Paulo, Brazil BR Partners’ Team 25 Nasdaq Listed

ADRs

ADR Symbol	BRBI
Platform	Nasdaq
CUSIP	05616P109
DR ISIN	US05616P1094
Underlying ISIN	BRBRBICDAM10
Depositary bank	Citi
ADR Ratio	4 ORD:1 ADR

For questions about creating BRBI ADRs, please contact Citi Capital Markets Solutions:

New York
Michael O'Leary
Michael.oleary@citi.com
Tel: +1 212 723 4483

London
Mike Woods
Michael.woods@citi.com
Tel: +44 20 7500 2030

BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
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